Exhibit 99.1

NOTICE TO THE SHAREHOLDERS

JBS S.A. (“JBS”) (B3: JBSS3; OTCQX: JBSAY) hereby informs its shareholders and the market, for purposes of article 37, paragraph 2, of CVM Resolution No. 81/22, that its Ordinary General Shareholders’ Meeting will be held on April 26, 2024, and that information and documents relating to matters that will be resolved at the Ordinary General Meeting will be disclosed in due course.

São Paulo, January 12, 2024.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer